Mercedes-Benz Auto Lease Trust 2013-A
Investor Report
Collection Period Ended   31-May-2014

Amounts in USD

Dates

Collection Period No.	14			
Collection Period (from... to)	1-May-2014	31-May-2014		
Determination Date	12-Jun-2014			
Record Date	13-Jun-2014			
Payment Date	16-Jun-2014			
Interest Period of the Class A-1 Notes (from... to)	15-May-2014	16-Jun-2014	Actual/360 Days	32
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-May-2014	15-Jun-2014	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	478,850,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	796,000,000.00	501,833,454.06	418,248,030.67	83,585,423.39	105.006813	0.525437
Class A-3 Notes	590,000,000.00	590,000,000.00	590,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	154,350,000.00	154,350,000.00	154,350,000.00	0.00	0.000000	1.000000
Total Note Balance	**2,019,200,000.00**	**1,246,183,454.06**	**1,162,598,030.67**	**83,585,423.39**		

Overcollateralization	380,319,126.59	449,909,836.24	449,909,836.24	
Total Securitization Value	**2,399,519,126.59**	**1,696,093,290.30**	**1,612,507,866.91**	
present value of lease payments	880,763,921.95	348,369,666.98	314,752,846.95	
present value of Base Residual Value	1,518,755,204.64	1,347,723,623.32	1,297,755,019.96	

	Amount	Percentage
Initial Overcollateralization Amount	380,319,126.59	15.85%
Target Overcollateralization Amount	449,909,836.24	18.75%
Current Overcollateralization Amount	449,909,836.24	18.75%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.270000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.490000%	204,915.33	0.257431	83,790,338.72	105.264245
Class A-3 Notes	0.590000%	290,083.33	0.491667	290,083.33	0.491667
Class A-4 Notes	0.720000%	92,610.00	0.600000	92,610.00	0.600000
Total		**587,608.66**		**$84,173,032.05**	

Mercedes-Benz Auto Lease Trust 2013-A
Investor Report

Amounts in USD

Available Funds		Distributions	
Lease Payments Received	34,098,552.78	(1) Total Servicing Fee	1,413,411.08
Net Sales Proceeds-early terminations (including Defaulted Leases)	43,697,944.44	Nonrecoverable Advances to the Servicer	0.00
Net Sales Proceeds-scheduled terminations	17,120,595.73	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Excess wear and tear included in Net Sales Proceeds	21,665.59	(3) Interest Distributable Amount Class A Notes	587,608.66
Excess mileage included in Net Sales Proceeds	411,889.27	(4) Priority Principal Distribution Amount	0.00
Subtotal	94,917,092.95	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Repurchase Payments	0.00	(6) Regular Principal Distribution Amount	83,585,423.39
Advances made by the Servicer	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Investment Earnings	824.56	(8) Total Trustee Fees [not previously paid under (2)]	0.00
Total Available Collections	94,917,917.51	(9) Excess Collections to Certificateholders	9,331,474.38
Reserve Account Draw Amount	0.00	**Total Distribution**	**94,917,917.51**
Total Available Funds	**94,917,917.51**		

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	1,413,411.08	1,413,411.08	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	587,608.66	587,608.66	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	204,915.33	204,915.33	0.00
thereof on Class A-3 Notes	290,083.33	290,083.33	0.00
thereof on Class A-4 Notes	92,610.00	92,610.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	587,608.66	587,608.66	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	83,585,423.39	83,585,423.39	0.00
Principal Distribution Amount	83,585,423.39	83,585,423.39	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	11,997,595.63
Reserve Fund Amount - Beginning Balance	11,997,595.63
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	101.91
minus Net Investment Earnings	101.91
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	11,997,595.63
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	101.91
Net Investment Earnings on the Exchange Note	
Collection Account	722.65
Investment Earnings for the Collection Period	824.56

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	2,399,519,126.59	57,098
Securitization Value beginning of Collection Period	1,696,093,290.30	47,812
Principal portion of lease payments	24,248,934.26	
Terminations- Early	40,010,899.67	
Terminations- Scheduled	15,869,608.62	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	3,455,980.84	
Securitization Value end of Collection Period	1,612,507,866.91	46,003
Pool Factor	67.20%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.34%	6.32%
Weighted Average Remaining Term (months)	25.13	11.76
Weighted Average Seasoning (months)	9.42	23.42
Aggregate Base Residual Value	1,721,197,534.44	1,371,788,324.78
Cumulative Turn-in Ratio		83.95%
Proportion of base prepayment assumption realized life to date		92.05%
Actual lifetime prepayment speed		0.63%

Amounts in USD

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,606,703,035.60	45,847	99.64%
31-60 Days Delinquent	4,213,805.91	114	0.26%
61-90 Days Delinquent	1,036,544.88	29	0.06%
91-120 Days Delinquent	554,480.52	13	0.03%
Total	1,612,507,866.91	46,003	100.00%

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease
**Based on the actual Securitization Value of the respective leases

Credit Loss	Current
Securitization Value of Defaulted Leases BOP	857,884.12
Less Liquidation Proceeds	509,168.43
Less Recoveries	522,891.09
Current Net Credit Loss / (Gain)	(174,175.40)
Cumulative Net Credit Loss / (Gain)	1,262,947.62
Cumulative Net Credit Loss / (Gain) as % of Cutoff Date	
Securitization Value	0.053%

Residual Loss	Current
Securitization Value of Liquidated Leases BOP	58,478,605.01
Less sales proceeds and other payments received during	
Collection Period	60,811,219.82
Current Residual Loss / (Gain)	(2,332,614.81)
Cumulative Residual Loss / (Gain)	(19,495,095.28)
Cumulative Residual Loss / (Gain) as % of Cut-off Date	
Securitization Value	(0.812%)